Exhibit 21
SUBSIDIARIES OF REGISTRANT
Clean Diesel Technologies, Inc.’s subsidiaries as of December 31, 2010 are listed below.

		Common
	State/Jurisdiction of	Equity
Name of Subsidiary	Incorporation	Ownership
Clean Diesel Technologies Limited	United Kingdom	100%
Clean Diesel International, LLC	Connecticut	100%
Platinum Plus, Inc.	Delaware	100%
Catalytic Solutions, Inc.	California	100%
CSI Aliso, Inc.	California	100%
Catalytic Solutions Holdings, Inc.	Delaware	100%
Catalytic Solutions Czechia s.r.o.	Czech Republic	100%
ECS Holdings, Inc.	Delaware	100%
Engine Control Systems Ltd.	Nevada	100%
Engine Control Systems Limited	New Brunswick	100%
Engine Control Systems Europe AB	Sweden	100%